

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2015

Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

> **Re: Overstock.com, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 15, 2015**
> **File No. 333-203607**

Dear Mr. Byrne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2015 letter.

General

1. To better understand the offering process for digital securities pursuant to this registration statement, provide us with a diagram or detailed explanation illustrating the process, starting from the initial issuance of the digital securities to the recording of each trade in the distributed ledger, as well as the clearance and settlement process. Please include a detailed explanation of the role of each participant in the process, including but not limited to, the issuer, broker-dealers, and ATS. Tell us whether you anticipate interaction with or involvement of a registered clearing agency or registered transfer agent at any stage of the process as well as how compliance with the laws applicable to clearance and settlement will be ensured and/or accommodated by the technology you choose to use.

2. We note your response to comment 1 and your revisions to your prospectus, which indicate that you are not planning to sell in a registered public offering any digital securities of the same class as any of your existing traditional securities. Revise your fee

table, prospectus cover page and "Prospectus Summary – The Securities We May Offer" to identify the classes of securities that represent digital securities.

3. Tell us whether you plan to offer any digital securities of the same class as any existing securities in an unregistered public offering. In this regard, we note your press release dated June 5, 2015 where you indicate that you are offering TIGRcub bonds using TØ.com technology. Also, to better understand the offering process, identify the buyers of your TIGRcub bonds and describe the process by which the bonds were issued starting with the initial issuance to the recording of the TIGRcub bonds in the distributed ledger. Further, given that the securities will be restricted from resale under Section 5 of the Securities Act of 1933, tell us how the restrictive legend that is required pursuant to Rule 502(d)(3) has been reflected on the bonds and how the restrictive legend can be removed in light of the uncertificated nature of the digital securities.

Risks Applicable to Digital Securities Offerings, page 4

4. We note your response to comment 2 and your revised disclosure that "[you] have collaborated with a registered ATS….which is now fully operational." Clarify the meaning of the term "fully operational" with a view to understanding whether it is fully operational with respect to digital securities.

5. Clarify whether the ATS application process for purposes of trading digital securities is complete. In this regard, we note your response to comment 2 that the ATS is currently in discussions with the SEC staff regarding the implementation of the digital securities trading platform. Please note that we may have further comments as a result of the staff's consultations with you and/or ProSecurities regarding the ATS application.

6. Clarify your disclosure to elaborate upon how you have "collaborated with a registered ATS," to identify the ATS and explain the nature of your collaboration. In this regard, you state in your Form 10-Q for the quarter ended March 31, 2015 that you acquired a 24.9% interest in a broker-dealer as part of your efforts to develop and license software to trade crypto-securities using crypto-technologies. Clarify for investors, if true, that the collaboration you reference is with ProSecurities and that your investment is in ProSecurities. In this regard, disclose whether the TØ.com technology is proprietary to you or ProSecurities or both and what role the technology plays in the offering or trading process.

7. Elaborate upon the identity of the "participants" that maintain the distributed ledger network and the "certain subscribers" to the ATS, to which you make reference on page 5.

8. Please disclose how your digital securities will interact with the bitcoin blockchain. In this regard, we note your press release dated June 5, 2015 where you indicate that the buyers of your TIGRcub bonds "will be able to track their ownership on the bitcoin blockchain."

The price of our digital securities, even when we issue equity securities…, page 6

9. Clarify your response to prior comment 4 that the distributed ledger will be accessible to "anyone with a modicum of technical skills." In this regard, clarify in what manner and how frequently the ATS or other third parties will provide trading price information. We note your disclosure on page 6 that "robust and transparent trading data ….with respect to [y]our digital securities will be publicly available," however, you do not specify how this information will be available.

The private cryptographic keys representing digital securities could be stolen, page 6

10. We note your response to prior comment 3, however, the sentence that begins "[u]nlike digital currency, a transfer of the private keys can be made effectively anonymously, the only way to access the digital securities system and obtain an account…" is unclear. Please clarify the statements made in this sentence.

Digital Securities ATS, page 34

11. Revise this section to disclose, as you do in your response to comment 8, that "participating broker-dealers will also need to agree to share [the] identity of their customers with the issuer."

    You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

                                            Sincerely,

                                            /s/ Mara L. Ransom

                                            Mara L. Ransom
                                            Assistant Director